Exhibit 99.67

TSX: JE.UN-T

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY AMENDS ITS F2010 GUIDANCE

TO REFLECT RECORD WARM WINTER WEATHER

TORONTO, ONTARIO—April 1, 2010—

Just Energy Income Fund (“Just Energy”), announced today that it is amending its previous guidance with respect to the year ended March 31, 2010. Previous guidance had been a year over year per unit increase in gross margin in excess of the previous target of 5% to 10% and distributable cash after margin replacement at the lower end of the 5% to 10% per unit growth range. This guidance was predicated on normal winter weather in the fourth quarter and the resultant normal gas consumption.

Just Energy gross margin increase is still expected to be above the 5% to 10% target, however growth in distributable cash after margin replacement for the year just completed is now expected to be approximately 2% per unit rather than the lower end of the 5% to 10% target range.

Actual weather for the quarter was the warmest on record for Just Energy’s key markets. The resultant consumption in our two largest gas markets is highlighted in the table below.

HEATING DEGREE DAYS

Toronto Q4 Temperature Analysis
Data	20y Avg. Degre Days	Fiscal ‘10	‘Fiscal ‘09	‘10 vs Norm	‘09 vs Norm	‘10 vs ‘09
Q4	3,452	3,178	3,598	-8%	+4%	-12%

Ottawa Q4 Temperature Analysis
Data	20y Avg. Degree Days	Fiscal ‘10	Fiscal ‘09	‘10 Norm vs	‘09 vs Norm	‘10 vs ‘09
Q4	4,075	3,485	4,172	-14%	+2%	-16%

Heating degree days reflected an 8% warmer than average winter in Toronto and 14% warmer winter in Ottawa. This is the warmest Q4 on record in the last 30 years. The result of the above, and similar warmer winter conditions in the North Central and North East United States, has been much lower than normal gas consumption and the resultant loss of profit locked in on that consumption.

The comparison to fiscal 2009 (a very cold winter) is even greater with Toronto consumption down 12% year over year and Ottawa consumption down 16%. This will result in lower comparative quarterly results versus the prior year despite an increase in customers under contract.

Ken Hartwick, CEO of Just Energy said, “Weather is and always has been a factor in our reported results. We match our gas supply and demand as best as we can but we base this activity on 20 year average weather expectations. The actual consumption inevitably varies from this average but this is mitigated by regular balancing. In our worst case scenario, a record warm winter, our distributable cash can be adversely affected by approximately 4% to 5%. This was the case in Fiscal 2010.”

“Each year, our geographic and commodity diversification reduces our exposure to winter weather and we are hopeful that, in the future, we can reduce the relatively small swings that we see each year. As we pointed out in past quarterly releases, we were not expecting to have a favourable year to year comparison in Q4 due to residual one-time costs of the Universal merger, continued adverse economic conditions in the United States and a significant increase in our income taxes payable. This combined with comparison to a very profitable cold winter last year results in our revised guidance.”

Rebecca MacDonald, Executive Chair of Just Energy added, “The fact that we are so close to our guidance is very positive given we first set our targets a year ago without expectation of an extended U.S. recession and the record warm winter we have just experienced. It shows how stable and predictable Just Energy’s business is. Given our low payout ratio, minor variances such as this do not have any impact on our ability to comfortably pay our current $1.24 annual distribution. I want to congratulate our team on an excellent year in the face of challenging circumstances. The full benefit of the Universal acquisition and our successful expansion into water heater sales and rentals will be seen in the year to come.”

About Just Energy

Just Energy’s business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price and price-protected contracts. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed price at which it is able to sell the commodities to its customers and the fixed price at which it purchases the associated volumes from its suppliers.

Just Energy also offers “green” products through its Just Green program. The electricity Just Green product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas Just Green product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint for their home or business. Just Energy management believes that these products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, the Fund sells and rents high efficiency and tankless waterheaters and, through Terra Grain Fuels, produces and sells wheat-based ethanol.

FORWARD LOOKING Statements

Just Energy’s press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect the Fund’s operations, financial results or distribution levels are included in the Fund’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through the Fund’s website at www.justenergy.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

FOR JUST ENERGY

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this release.